NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

Three month period ended March 31, 2007

(Expressed in United States Dollars)

Unaudited – Prepared by Management

The prior period unaudited comparative
information for March 31, 2006 has not
been reviewed by an independent accountant

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

Unaudited

(Expressed in United States dollars)

	March 31, 2007 (unaudited)	December 31, 2006

Assets

Current assets:
Cash and cash equivalents	$23,139,065	$24,300,748
Short-term investments	13,835	9,911
Accounts receivable and prepaids (note 3)	4,581,185	3,581,435
Inventories (note 4)	6,655,439	7,715,533
		35,607,627

Other asset (note 5)	3,708,980	2,226,721

Property, plant and equipment (note 6)	11,450,253	11,292,690

	$49,548,757	$49,127,038

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan (note 10)	$3,243,233	$3,120,496
Accounts payable and accrued liabilities	10,808,042	8,620,506
		11,741,002

Asset retirement obligation (note 8)	3,968,729	3,903,360

Shareholders’ equity:
Share capital	223,520,608	222,748,798
Contributed surplus	9,271,212	8,410,121
Accumulated other comprehensive income	3,923	-
Deficit	(201,266,990)	(197,676,243)
		33,482,676

	$49,548,757	$49,127,038

Adoption of new accounting standards (note 2)

Commitments and contingencies (notes 5 and 10)

Subsequent event (note 6)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”

“Robert J. Gayton”

Director

Director

Gary E. German

Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Comprehensive Loss

Unaudited

(Expressed in United States dollars)

Three months ended March 31
	2007	2006

Revenue	$12,405,079	$-

Operating costs and expenses:
Cost of sales and mining	13,262,919	3,555,217
Depreciation, depletion and amortization	18,076	4,417
Exploration	980,954	1,732,169
General and administrative	1,921,200	882,556

Loss from operations	(3,778,070)

Foreign exchange gain(loss)	(88,132)	238
Investment income	284,343	166,457

Loss before income taxes	(3,581,859)	(6,007,664)

Income tax expense	(8,888)	-

Loss for the period	(3,590,747)	(6,007,664)

Other comprehensive income	616	-

Comprehensive loss	$3,590,131	$(6,007,664)

Basic and diluted loss per share	$(0.03)	$(0.06)

Weighted average number of common shares outstanding	116,673,878	103,203,044

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

Three months ended March 31
	2007	2006
Cash provided by (used for):

Operations:
Loss for the period	$(3,590,747)	$(6,007,664)
Items not involving the use of cash:
Depreciation, depletion and amortization	18,075	4,417
Accretion of interest	65,369	-
Stock-based compensation (note 9(b))	1,046,641	391,075
Interest and unrealized foreign exchange on long-term liabilities	-	7,157
Changes in non-cash operating capital:
Accounts receivable and prepaids	(999,750)	(933,092)
Inventories	1,060,094	(292,199)
Other asset	(1,482,259)	-
Accounts payable and accrued liabilities	2,187,536	(7,820)
	(1,695,041)	(6,838,126)

Investments:
Expenditures on property, plant and equipment	(175,639)	(8,483,937)
Short-term investments sales proceeds	-	(11,708)
	(175,639)	(8,495,645)

Financing:
Bank loan	122,737	-
Issuance of shares, net of issue costs	586,260	357,729
	708,997	357,729

Decrease in cash and cash equivalents	(1,161,683)	(14,976,042)

Cash and cash equivalents, beginning of period	24,300,748	24,442,266

Cash and cash equivalents, end of period	$23,139,065	$9,466,224

Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable	$-	$(2,201,850)
Stock-based compensation capitalized to property, plant and equipment	-	52,136
Capitalized interest and unrealized foreign exchange gain(loss) on liabilities	-	6,450
Reclassification of contributed surplus to share capital upon exercise of shares	185,550	167,860

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statement of Shareholders’ Equity

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

	Share capital (note 9)	Contributed surplus	Accumulated other comprehensive income (note 2)	Deficit

December 31, 2006	$222,748,798	$8,410,121	$-	$(197,676,243)

Transition adjustment for the adoption of new accounting standards (note 2(c))			3,307	-

Exercise of options	586,260		-	-

Transfer to share capital on exercise of options	185,550	(185,550)	-	-

Stock based compensation expense	-	1,046,641	-	-

Unrealized gain on available-for-sale investments (net of tax)	-	-	616	-

Loss for the period	-	-	-	(3,590,747)

March 31, 2007	$223,520,608	$9,271,212	$3,923	$(201,266,990)

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

1.

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests and upon future profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2.

Adoption of new accounting standards

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants:  Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments - Recognition and Measurement.  These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated.

(a)

Comprehensive income:

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.  The components of comprehensive income are disclosed in the interim consolidated statement of shareholders’ equity.

(b)

Financial instruments – presentation and disclosure; recognition and measurement:

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

2.    Adoption of new accounting standards (continued):

(b)

Financial instruments – presentation and disclosure; recognition and measurement:

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income.  Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value.  Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.  The Company has no such designated hedges.

(c)

Impact upon adoption of Section 1530, 3855 and 3861:

The transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value for available-for-sale financial assets were recognized in opening accumulated other comprehensive income as at January 1, 2007.

The Company has recorded the following amounts in the interim consolidated financial statements:  (i) a transition adjustment of $3,307, net of taxes, to consolidated shareholders’ equity, representing changes made to the value of a financial instrument in compliance with the measurement basis under the new standards; and (ii) recognition in other comprehensive income of $616, net of taxes, related to net gains for available-for-sale investments in the period.

3.

Accounts receivable and prepaids:

	March 31, 2007	December 31, 2006

Fuel duty receivable (note 5)	$2,249,581	$2,368,278
Deposits and other	2,331,604	1,213,157
	$4,581,185	$3,581,435

4.

Inventories:

	March 31, 2007	December 31, 2006

Materials and supplies	$2,775,380	$3,529,265
Stockpiled ore	1,527,011	1,238,002
Work in progress	913,817	1,135,036
Finished goods	1,439,231	1,813,230
	$6,655,439	$7,715,533

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

5.

Other asset:

	March 31, 2007	December 31, 2006

Fuel duty receivable	$5,958,561	$4,594,999
Less: Current portion recorded in accounts receivable and prepaids (note 3)	(2,249,581)	(2,368,278)
Other asset	$3,708,980	$2,226,721

The other asset represents the non-current portion of a fuel duty receivable expected to be collected during 2008 and 2009.  The receivable has been recorded at cost.  Its recovery is expected to be realized by way of offset against royalties that would be otherwise be payable to the Government of Mali.  The rate and risk of recovery are inherently dependent upon and affected by the risks associated with the Company’s ongoing production of gold in Mali and the price of gold.  The Company is in the final steps of receiving the legal authorization to offset.

	March 31, 2007	December 31, 2006

Tabakoto, Mali:
Mineral property acquisition	$2,509,582	$2,509,582
Plant and equipment	76,496,296	76,496,296
Deferred stripping	8,926,658	8,926,658
Reclamation and closure	3,688,499	3,688,499
	91,621,035	91,621,035
Less accumulated depreciation	(10,504,833)	(10,504,833)
Less provision for impairment (see note below)	(81,116,202)	(81,116,202)
	-	-

Other mineral properties (note 7)	10,790,718	10,790,718

Other plant and equipment:
Cost less accumulated amortization $ 679,578 (2006 - $661,502)	659,535	501,972
	$11,450,253	$11,292,690

6.

Property, plant and equipment:

After carrying out an evaluation of recoverability of the Tabakoto mine and in compliance with generally accepted accounting principles, the Company recorded in the accounts for the year ended December 31, 2006 an impairment provision equal to the entire carrying value of the Tabakoto property, plant and equipment ($81,116,202). Consistent with this evaluation, the Company has, during the three month period ended March 31, 2007, expensed all costs that would otherwise be capitalized, including the cost incurred for a tailings dam lift.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

Subsequent to March 31, 2007, the Government of Eritrea granted an additional year’s extension to the Bisha exploration license, which now expires on the earlier of the grant of a mining license for the Bisha Project and May 2008.

7.

Other mineral properties:

	Segala Mali	Bisha Eritrea	Other	Total

Balance December 31, 2006	$10,626,633	$164,085	$-	$10,790,718
Exploration/development:
Assays	-	4,206	344	4,550
Consulting engineers and personnel	9,359	449,428	7,154	465,941
Drilling and geophysics	-	12,931	-	12,931
Transportation and field	-	31,894	130	32,024
Administration	-	446,651	18,857	465,508

Incurred during the period	9,359	945,110	26,485	980,954
Expensed during the period	(9,359)	(945,110)	(26,485)	(980,954)
Balance March 31, 2007	$10,626,633	$164,085	$-	$10,790,718

8.

Asset retirement obligation:

	March 31, 2007	December 31, 2006

Balance, beginning of period	$3,903,360	$2,939,372
Additional liability	-	748,902
Accretion of interest	65,369	215,086
Balance, end of period $		$3,903,360

9.

Share capital:

(a)

Issued:

	Number of shares	Share amount

Balance, December 31, 2006	116,289,322	$222,748,798
Exercise of options (note 9(b))	670,000	586,260
Allocation from contributed surplus upon exercise of stock options	-	185,550
Balance, March 31, 2007	116,959,322	$223,520,608

(b) Stock options:

The Company has recorded the fair value of each option granted using the Black-Scholes model, with the following weighted average assumptions for the three month period ended March 31, 2007:  expected life of option 5 years, (2006 – 5 years) stock price volatility 66% (2006 - 95%), no dividend

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2007

yield and a risk free interest rate yield of 3% (2006 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The general and administrative expenses for the quarter ended March 31, 2007 included $1,046,641 of stock based compensation (2006 - $391,075).

9.

Share capital (continued):

(b) Stock options (continued):

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2006	7,089,500	$2.49
Expired	(60,000)	3.08
Exercised	(670,000)	1.03

Outstanding, March 31, 2007	6,359,500	$2.67

As of March 31, 2007, 4,969,500 of the total options outstanding were vested (exercisable).

 (c) Warrants:

	Number of warrants	Exercise price (CDN$)

Expiring June 29, 2008	3,950,000	$3.25
Expiring October 25, 2008	8,889,000	3.00
Expiring December 19, 2008	5,000,000	10.00
Expiring October 31, 2009	5,000,000	4.00
Outstanding, December 31, 2006 and March 31, 2007	22,839,000

10.

Commitments and contingent liabilities

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2007 - $5,000,000; 2008 - $7,500,000; 2009 - $7,500,000; 2010 - $5,500,000; 2011 - $nil.

In addition the mining contract has a minimum termination provision of $4,500,000 that declines evenly over the remaining life of contract, expiring December 2009.

The Company has guaranteed the bank loan of a subsidiary to the extent of $.  The loan bears interest of 10% and is due in September 2007.

11.

Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

12.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.